FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 333-12634

GALEN HOLDINGS PUBLIC LIMITED COMPANY (Translation of registrant's name into English)

Seagoe Industrial Estate Craigavon BT63 5UA United Kingdom (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Purpose of Filing

The purpose of this report on Form 6-K by Galen Holdings Public Limited Company ("Galen", the "Company", "we", "our" or "us") is to make public the unaudited consolidated financial statements, as listed in the accompanying index, of Galen and its subsidiaries. These unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and are presented in U.S. dollars.

This report contains certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Statements that are not historical facts, including statements about our plans, beliefs, objectives, expectations and intentions, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. The words "believe", "expect", "anticipate", "intends", "estimate", "forecast", "project" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Although we believe the expectations expressed in the forward-looking statements are based on reasonable assumptions within the bounds of our knowledge of our business, including management's examination of historical operating trends, data contained in our records and other third party data, we caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified in Amendment No. 1 to our 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 17, 2003 (the "U.S. 2002 Annual Report") and in our other filings with the Commission.

On May 15, 2003, we filed a Form 6-K with the Securities and Exchange Commission containing our unaudited consolidated financial statements as of March 31, 2003 and for the three and six months ended March 31, 2003 and 2002, prepared in accordance with U.K. generally accepted accounting principles ("U.K. GAAP") and presented in U.S. dollars.
GALEN HOLDINGS PUBLIC LIMITED COMPANY

TABLE OF CONTENTS
Page No.

I. Financial Information
A. Consolidated Financial Statements (unaudited)
Consolidated Balance Sheets as of September 30, 2002 and March 31, 2003	2
Consolidated Statements of Operations for the Three and Six Months Ended March 31, 2003 and 2002	3
Consolidated Statements of Comprehensive Income for the Three and Six Months Ended
March 31, 2003 and 2002	4
Consolidated Statements of Cash Flows for the Six Months Ended March 31, 2003 and 2002	5
Notes to the Consolidated Financial Statements	6 - 17

B. Management's Discussion and Analysis of Financial Condition and Results of Operations	18

C. Quantitative and Qualitative Disclosures About Market Risk	27

D. Controls and Procedures	27

II. Other Information

A. Legal Proceedings	28

B. Submission of Matters to a Vote of Security Holders	28

C. Exhibits and Reports on Form 6-K or 8-K	29

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Balance Sheets
(In thousands of U.S. dollars, except share data)

	March 31,	September 30,
	2003	2002
ASSETS
Current Assets:
Cash and cash equivalents	$ 50,029	$ 313,012
Accounts receivable, net	35,387	32,869
Inventories	26,139	26,902
Deferred tax asset	7,590	7,718
Prepaid expense and other assets	17,122	4,397
Total current assets	136,267	384,898
Property, plant and equipment, net	65,227	63,394
Intangible assets, net	943,196	381,731
Goodwill, net	236,403	242,208
Total assets	$ 1,381,093	$ 1,072,231
LIABILITIES
Current Liabilities:
Accounts payable	$ 10,998	$ 14,007
Accrued and other liabilities	59,743	44,053
Current installments of long-term debt	66,526	616
Current installments of obligation under capital leases	274	392
Income taxes	14,616	11,052
Total current liabilities	152,157	70,120
Other Liabilities:
Long-term debt, excluding current installments	180,926	50,729
Long-term obligations under capital leases, excluding current installments	91	224
Deferred income taxes	104,591	35,962
Other non-current liabilities	6,001	6,189
Total liabilities	443,766	163,224

SHAREHOLDERS' EQUITY
Ordinary shares, par value L0.10 per share; 250,000,000
(September 30, 2002; 250,000,000) shares authorized, 188,077,951 shares issued and outstanding at March 31, 2003, and 187,805,263
issued and outstanding at September 30, 2002	30,003	29,981
Additional paid-in capital	677,580	677,417
Retained earnings	220,676	191,806
Treasury stock	(23,893)	(23,893)
Accumulated other comprehensive income	32,961	33,696
Total shareholders' equity	937,327	909,007
Total liabilities and shareholders' equity	$ 1,381,093	$ 1,072,231

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Operations
(In thousands of U.S. dollars, except share data)
	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2003	2002	2003	2002
REVENUES
Products	$ 89,209	$ 56,664	$ 157,852	$ 111,554
OPERATING EXPENSES
Cost of sales (excluding depreciation
shown separately below)	16,689	11,087	30,963	24,125
Selling, general and administrative	29,621	19,934	52,251	38,056
Research and development	6,650	4,507	12,087	8,769
Depreciation	1,516	1,294	2,971	2,542
Amortization	8,212	4,386	13,509	8,827
Total operating expenses	62,688	41,208	111,781	82,319
OPERATING INCOME	26,521	15,456	46,071	29,235
OTHER INCOME (EXPENSE)
Interest income	213	2,050	2,697	4,537
Interest expense	(1,588)	(6,011)	(3,248)	(13,948)
Total other income (expense)	(1,375)	(3,961)	(551)	(9,411)
INCOME BEFORE TAXES	25,146	11,495	45,520	19,824
Provision for income taxes	5,357	2,480	10,883	5,769
INCOME FROM CONTINUING OPERATIONS	$ 19,789	$ 9,015	$ 34,637	$ 14,055
DISCONTINUED OPERATIONS
Income from discontinued operations,
net of tax charge of $2,219	-	4,116	-	7,042
Gain on disposal of discontinued operations,
net of tax charge of $2,163	-	-	-	8,690
NET INCOME	$ 19,789	$ 13,131	$ 34,637	$ 29,787
BASIC AND DILUTED NET INCOME PER ORDINARY SHARE
- continuing operations	$ 0.11	0.05	$ 0.19	$ 0.08
- income and gain on disposal of discontinued operations	-	0.02	-	0.08
Basic and diluted net income per ordinary share	$ 0.11	$ 0.07	$ 0.19	$ 0.16
BASIC AND DILUTED NET INCOME PER ADS EQUIVALENT
- continuing operations	$ 0.43	$ 0.19	$ 0.76	$ 0.30
- income and gain on disposal of discontinued operations	-	0.09	-	0.34
Basic and diluted net income per ADS equivalent	$ 0.43	$ 0.28	$ 0.76	$ 0.64
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic	183,404,495	184,901,919	183,343,764	184,844,558
Diluted	183,813,839	186,195,464	183,919,191	186,320,589
WEIGHTED AVERAGE ADS EQUIVALENTS OUTSTANDING
Basic	45,851,124	46,225,480	45,835,941	46,211,140
Diluted	45,953,460	46,548,866	45,979,797	46,580,147
See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Comprehensive Income
(In thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2003	2002	2003	2002

NET INCOME	$ 19,789	$ 13,131	$ 34,637	$ 29,787

Other comprehensive income/(loss):
Foreign currency translation adjustment	(1,224)	(4,196)	(735)	(13,805)
Other comprehensive income/(loss)	(1,224)	(4,196)	(735)	(13,805)
COMPREHENSIVE INCOME	$ 18,565	$ 8,935	$ 33,902	$ 15,982

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Unaudited Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Six Months Ended March 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$ 34,637	$ 29,787
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	2,971	4,963
Amortization	13,509	8,827
Gain on sale of business	-	(10,853)
Amortization of government grants	(506)	(992)
Minority interest	-	47
Changes in assets and liabilities:
Increase in accounts receivable, prepaid expense
and other assets	(14,955)	(9,394)
Decrease (increase) in inventories	763	(2,160)
Increase in accounts payable, accrued liabilities
and other liabilities	12,911	3,290
Income taxes	5,899	2,636
Foreign exchange (loss) gain	(1,068)	3,270
Net cash provided by operating activities	54,161	29,421

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets	(502,918)	(42,037)
Purchase of fixed assets	(4,409)	(10,526)
Government grants received	307	-
Proceeds from sale of businesses (net of costs)	(324)	35,758
Deferred consideration and acquisition costs	-	(8,772)
Net cash used in investing activities	(507,344)	(25,577)
CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt obtained	196,198	-
Long-term debt repaid	-	(8,782)
Payments under capital leases	(252)	(313)
Cash dividends paid	(5,767)	(4,465)
Proceeds from share capital issue, net of expenses	21	101
Loan notes repaid	-	(20,000)
Net cash provided by (used in) financing activities	190,200	(33,459)
Net decrease in cash and cash equivalents	(262,983)	(29,615)
Cash and cash equivalents, beginning of period	313,012	326,076
Foreign exchange adjustment on cash and cash equivalents	-	(6,246)
Cash and cash equivalents, end of period	$ 50,029	$ 290,215

See accompanying notes to unaudited consolidated financial statements.

GALEN HOLDINGS PUBLIC LIMITED COMPANY

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - U.S. GAAP

In Thousands (except per share amounts)

  Basis of Presentation

  The unaudited consolidated financial statements included herein have been prepared in accordance with U.S. generally accepted accounting principles, and pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting. Certain information and footnote disclosures normally included in complete financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. In the opinion of management, the financial statements reflect all adjustments necessary for a fair statement of the operations for the interim periods presented. Interim results are not necessarily indicative of results to be expected in future periods or for the full year. The statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in the Galen Holdings Public Limited Company 2002 Annual Report on Amendment No. 1 to Form 20-F filed with the Securities and Exchange Commission.

  The consolidated financial statements include the financial statements of Galen Holdings Public Limited Company ("Galen" or the "Company") and all of its majority owned subsidiaries. Galen does not presently hold investments in any entities that are not majority owned, nor does it have any majority owned subsidiary in which it does not have a controlling financial interest. All intercompany transactions and account balances have been eliminated on consolidation. During the six months ended March 31, 2003 and fiscal year 2002, the Company completed several acquisitions, which were accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from each of these business combinations as of the date of acquisition.

  Adoption of New Accounting Standards

  Effective October 1, 2001 the Company adopted the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS 141"), and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 eliminates the pooling-of-interest method of accounting for business combinations initiated after July 1, 2001, and changes the criteria for recognizing intangible assets apart from goodwill. SFAS 141 also requires that any business combination initiated after June 30, 2001 be accounted for by the purchase method. SFAS 142 provides that goodwill no longer be amortized and the value of identifiable intangible assets be amortized over their useful life, unless the asset is determined to have an indefinite useful life. The Company has determined that none of its intangible assets are deemed to have an indefinite life. In accordance with SFAS 142, and upon adoption, the Company reclassified a total of $2,914 to goodwill from intangible assets (net), representing the assembled workforce associated with the Company's acquisition of Warner Chilcott. See Note 4.

  Galen also adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), effective October 1, 2001. The objectives of SFAS 144 are to address significant issues relating to the implementation of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity in a disposal transaction. The results of Galen's Pharmaceutical Services operating segment, divested during the year ended September 30, 2002, were treated as "discontinued operations."

  GALEN HOLDINGS PUBLIC LIMITED COMPANY

  NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - U.S. GAAP (continued)

  In Thousands (except per share amounts)

  On April 30, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other amendments and rescissions, SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Generally, SFAS 145 is effective for fiscal years beginning after May 15, 2002. Effective October 1, 2002 the Company adopted the provisions of SFAS 145 and, accordingly, reclassified the losses on extinguishments of debt that were classified as extraordinary items in the year ended September 30, 2002 since they do not meet the criteria in Opinion 30 for classification as extraordinary items.

  In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002. No such activities have occurred since that date.

  In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. Such methods for transition can be voluntarily implemented in a fiscal year beginning before December 16, 2003. In addition, this Statement amends SFAS 123 to require certain disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The effective date for the disclosure requirement is interim periods beginning after December 15, 2002. Early adoption is encouraged. Galen has adopted the disclosure requirement effective October 1, 2002.

  In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires the guarantor to recognize, at the inception of the guarantee, a liability for the fair value of obligation undertaken in issuing the guarantee. The disclosure requirements are effective for quarters ending after December 15, 2002 and the liability recognition is in effect for guarantees initiated after December 31, 2002. The Company adopted this statement effective October 1, 2002, and has determined that it does not have a material impact on the Company's reported results of operations, financial positions or cash flows.

  In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not have any variable interest entities and FIN 46 does not therefore apply.

  Inventory

  Inventory is stated at the lower of cost or market. Cost is determined principally on the basis of first in, first out or standards that approximate average cost. Inventory consists of the following:

	March 31,	September 30,
	2003	2002
Finished goods	$ 15,732	$ 14,457
Raw materials	10,407	12,445
	$ 26,139	$ 26,902

  Goodwill and Intangible Assets

Pursuant to SFAS 142, the Company's goodwill is no longer amortized effective October 1, 2001 and the Company is required to perform a periodic impairment test for goodwill. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. To identify potential impairment, the fair value of each reporting unit is compared with its carrying amount including goodwill. If the fair value of the reporting unit is less than its carrying value, goodwill is deemed to be potentially impaired. The Company has completed this impairment test as of June 30, 2002 and has determined that goodwill has not been impaired.

Amortizable intangible assets as of March 31, 2003 were as follows:

	Product		Total
	Specific		Intangible
	Assets	Trademarks	Assets
Net book value	$ 919,462	$ 23,734	$ 943,196

Accumulated amortization	$ 43,262	$ 3,390	$ 46,652

These intangible assets are being amortized on a straight-line basis over 20 years, their estimated useful lives. Intangible asset amortization expense for the six months ended March 31, 2003 and 2002 amounted to $13,509 and $8,827, respectively. Following is the estimated aggregate amortization expense for the Company's next five fiscal years:

Year Ending September 30,
2003	41,500
2004	56,500
2005	56,500
2006	56,500
2007	56,500

5. Warner Chilcott Senior Notes due 2008

Warner Chilcott, Inc. ("WCI") at the time of its acquisition by Galen on September 29, 2000 had $200,000 principal amount of 12⅝% senior notes outstanding. The senior notes were issued by WCI in February 2000 and are unconditionally guaranteed by Warner Chilcott, plc ("Warner Chilcott"), WCI's direct parent. In March 2001, Galen unconditionally guaranteed the notes.

Interest payments on the notes are due semi-annually in arrears on February 15 and August 15. The senior notes are due in February 2008 and are redeemable prior to maturity at the option of WCI, in whole or part, beginning in February 2004 at redemption prices that decrease annually and range from 106.3125% to 100% of the principal amount of the senior notes plus accrued interest. The indenture governing the senior notes limits Warner Chilcott and its subsidiaries' ability to incur or guarantee additional debt, as well as to pay dividends or distributions on, or redeem or repurchase, capital stock.

The indenture governing the senior notes provides that upon a change of control, each note holder has the right to require WCI to repurchase their notes at a price equal to 101% of the principal amount plus accrued interest. Galen's acquisition of Warner Chilcott triggered the right of holders to require WCI to repurchase the senior notes. Approximately 20% of the note holders elected to tender their notes under this provision and, on December 13, 2000, Warner Chilcott purchased $40,300 principal amount of the notes. During the year ended September 30, 2002, Galen and its affiliates purchased a total of $111,300 of principal amount of the senior notes in privately negotiated transactions for $128,143 plus accrued interest. The Company may, from time to time depending on market conditions, purchase additional senior notes.

As of March 31, 2003, the notes are shown on Galen's consolidated balance sheet at $49,681, which reflects the estimated fair market value of the notes on the date that Galen acquired Warner Chilcott, adjusted for the $40,300 principal amount of notes redeemed in December 2000, Galen's purchase of $111,300 principal amount during the year ended September 30, 2002, and accumulated premium amortization.

6. Stock Compensation Plans

The following share option schemes were established in 1996:

* The Galen Approved Executive Share Option Scheme

* The Galen Unapproved Executive Share Option Scheme

* The Galen Savings Related Share Option Scheme

The Galen 2000 U.S. Option Scheme was established in 2000. The Galen Inc. Employee Stock Purchase Plan, established in 1998, was terminated upon disposal of our Clinical Trial Services business in May 2002.

The Company applies APB Opinion No. 25 in accounting for option grants under its share option schemes. Had the Company determined compensation expense based on the fair value based method of options and warrants issued at the grant date under SFAS 123, the Company's net income would have differed from the reported amounts as indicated below. The proforma net income shown below was used in determining the proforma net income per ADS.
	Six Months Ended March 31,
	2003	2002
Net Income as reported	$34,637	$29,787
Add back: Compensation recognized
during the period, net of tax effect	162	159
Proforma compensation expense, net of tax effect	(2,253)	(2,207)
Proforma net income	$32,546	$27,739
Proforma net income per ADS:
Basic	$0.71	$0.60
Diluted	$0.71	$0.60
Weighted average ADS equivalents outstanding:
Basic	45,835,941	46,211,140
Diluted	45,979,797	46,580,147

SFAS 123 compensation cost was determined using the Black-Scholes option-pricing model. Following are the weighted average per share fair values for options issued during the periods indicated and the related assumptions used in the calculation of compensation cost under SFAS 123:
	For the Six Months Ended March 31,
	2003	2002
Per share fair value of options	$11.03	$15.65
Option life	4.70 years	4.65 years
Risk free interest rate	3.1%	3.2%
Volatility	40.9%	41.0%
Dividend yield	.46%	.46%

7. Acquisitions

In March 2003, the Company acquired two oral contraceptives, Estrostep (R) and Loestrin (R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $197,000. Further contingent cash consideration of up to a maximum of $55,400 will become payable by Galen to Pfizer in the event that Estrostep (R) retains market exclusivity during the life of its patent. The products are manufactured at Pfizer's manufacturing facility in Fajardo, Puerto Rico. Galen's purchase agreement includes a right of first refusal for a period of five years on any sale of the Fajardo facility by Pfizer. Galen entered into a transitional supply agreement with Pfizer in relation to these products, which will terminate upon the earlier of five years following the date of the agreement and four years from the expiration of a 90-day exclusive negotiation period following Pfizer's offer to sell the Fajardo facility to Galen. If Pfizer completes the sale of the Fajardo facility to Galen prior to this time, the transitional supply agreement will terminate upon the completion of such sale. The Company acquired all of the intangible assets associated with the products including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired products as the product purchase prices under the agreement approximate the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $226,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

In January 2003, the Company acquired the U.S. sales and marketing rights to Sarafem (R) from Eli Lilly and Company ("Lilly") for cash consideration of approximately $295,000. Sarafem (R) is a treatment for pre-menstrual dysphoric disorder ("PMDD"), a severe form of pre-menstrual syndrome. Galen entered into a three-year supply agreement with Lilly in relation to this product with no option to renew. The acquisition of the sales and marketing rights is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximates the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $338,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the estimated useful life of the sales and marketing rights.

In March 2002, Galen acquired Duricef (R), an antibiotic, and Moisturel (R), a moisturizing skin cream, from Bristol-Myers Squibb for approximately $40,440. The asset value has been increased by an additional $5,700 for deferred taxes. Galen acquired rights to all of the intangible assets associated with these products including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the products is being accounted for as a purchase. The entire purchase price was allocated to the products, and no goodwill was recorded. The intangible assets are being amortized over 20 years, the products' estimated useful lives.

Unaudited Pro Forma Information

The following unaudited pro forma information for the six months ended March 31, 2003 and 2002 presents the Company's results of operations assuming the Company's acquisition of Estrostep (R) and Loestrin (R) and the sales and marketing rights to Sarafem (R) were completed as of October 1, 2001. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense, increased interest expense on acquisition debt and related adjustments. They do not purport to be indicative of the results of operations that actually would have resulted had the transaction occurred as of October 1, 2001, or of future results of operations of the consolidated entities.

	Six Months Ended March 31,
	2003		2002
	Actual	Pro Forma	Actual	Pro Forma

Revenue	$ 157,852	$ 251,409	$ 111,554	$ 241,853
Net Income	$ 34,637	$ 71,858	$ 29,787	$ 80,269
Net income per ADS - Basic	$0.76	$1.57	$0.64	$1.74
Net income per ADS - Diluted	$0.76	$1.56	$0.64	$1.72
Weighted average ADS equivalents outstanding:
Basic	45,835,941	45,835,941	46,211,140	46,211,140
Diluted	45,979,797	45,979,797	46,580,147	46,580,147

  Divestitures

  During the year ended September 30, 2002, the Company disposed of its Pharmaceutical Services business segment, which consisted of Chemical Synthesis Services ("CSS"), Clinical Trial Services ("CTS") and Interactive Clinical Technologies ("ICTI"). These businesses provided technology-based research and development services to the pharmaceutical industry. Companies controlled by Dr. Allen McClay, the founder, former President, former executive director of Galen and a significant shareholder, acquired CSS, CTS and ICTI. As part of the sale of CSS, Mr. Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from his position as an executive, as well as his Galen directorship. The Company received net proceeds of approximately $229,000 from the sales of CSS, CTS and ICTI. The Company has used the proceeds from these transactions to pursue selected product acquisitions (see note 7 above) and strategic opportunities, and for general corporate purposes.

  The Company reported a net pre-tax gain of $104,984 from the disposal of this business segment, which was included in the Company's Statement of Operations for year ended September 30, 2002.

  Earnings Per Share

  Basic net income per ordinary share (and ADS) is based on the income available to ordinary shareholders divided by the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period. Diluted income per share is computed by adjusting the weighted average number of ordinary shares (and equivalent ADSs) outstanding during the period for potentially dilutive rights to acquire ordinary shares or ADSs that were outstanding during the period. The dilution attributable to rights to acquire shares is computed using the treasury stock method and depends upon the market price of the Company's shares during the period.

  Shares held in the Employee Share Trust are excluded from these calculations. The following table sets forth the computation for each of these calculations:
	Three months ended March 31,		Six months ended March 31,
	2003	2002	2003	2002
Numerator for basic and diluted net income per
per ordinary share and ADS	$ 19,789	$ 13,131	$ 34,637	$ 29,787
Weighted average number of ordinary shares (basic)	183,404,495	184,901,919	183,343,764	184,844,558
Effect of dilutive stock options	409,344	1,293,545	575,427	1,476,031
Weighted average number of ordinary shares (diluted)	183,813,839	186,195,464	183,919,191	186,320,589
Basic and diluted net income per Ordinary Share	$ 0.11	$ 0.07	$ 0.19	$ 0.16
Weighted average number of equivalent ADSs (basic)	45,851,124	46,225,480	45,835,941	46,211,140
Effect of dilutive stock options	102,336	323,386	143,856	369,007
Weighted average number of equivalent ADSs (diluted)	45,953,460	46,548,866	45,979,797	46,580,147
Basic and diluted net income per ADS	$ 0.43	$ 0.28	$ 0.76	$ 0.64

  Contingencies

  We are involved in various legal proceedings of a nature considered normal to our business including product liability and other matters. In the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations.

  Income Taxes

  Galen operates primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the current and prior year periods. The federal statutory rate in the U.S. was 35% in both periods. In the Republic of Ireland, the statutory rate was 13% in the current period and 17% in the prior year period. The Company's effective tax rate was 21% in the current period and 22% in the prior year period. The primary reason for the reduced rate in the current year period was the increasing proportion of profits taxable in the Republic of Ireland.

  Consolidating Schedule

  Following are consolidating schedules reflecting Balance Sheet and Statement of Operations information for the Company as of March 31, 2003 and for the three and six months ended March 31, 2003 and 2002:

				Other
	Galen	Warner	Warner	Subsidiary	Elimination
	Holdings PLC	Chilcott, plc	Chilcott, Inc.	Companies	Entries	Consolidated
MARCH 31, 2003
Balance Sheet Data:
Assets
Cash and cash equivalents	$ 1,513	$ -	$ 30,227	$ 18,289	$ -	$ 50,029
Accounts receivable, net	-	-	25,993	9,394	-	35,387
Inventories	-	-	37,658	(11,519)	-	26,139
Inter-company receivable (payable)	458,291	(20,713)	39,192	(476,770)	-	-
Other assets	4,327	-	11,715	10,465	(1,795)	24,712
Current assets	$ 464,131	$ (20,713)	$ 144,785	$ (450,141)	$ (1,795)	$ 136,267
Property, plant and equipment, net	$ -	$ -	$ 3,106	$ 62,121	-	$ 65,227
Intangible assets (net) & goodwill	$ -	$ -	$ 365,965	$ 813,634	-	$ 1,179,599
Investment in Warner Chilcott notes	$ 48,892	$ -	$ -	$ 77,121	(126,013)	$ -
Investment in subsidiaries	$ 402,733	$ 185,593	$ -	$ -	(588,326)	$ -
Liabilities and Equity
Current liabilities	$ 3,106	$ -	$ 31,267	$ 119,541	(1,757)	$ 152,157
Long-term liabilities	$ -	$ -	$ 163,975	$ 131,278	(114,236)	$ 181,017
Deferred income taxes	$ 678	$ -	$ 4,024	$ 98,950	939	$ 104,591
Other non-current liabilities	$ -	$ -	$ -	$ 6,001	-	$ 6,001
Shareholders' equity	$ 911,972	$ 164,880	$ 314,590	$ 146,965	$ (601,080)	$ 937,327
THREE MONTHS ENDED MARCH 31, 2003
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 72,896	$ 16,313	$ -	$ 89,209
Operating Expenses
Cost of goods sold (excluding depreciation
shown separately below)	-	-	36,173	(19,484)	-	16,689
Selling, general and administrative	364	-	24,781	4,476	-	29,621
Research and development	-	-	2,041	4,609	-	6,650
Depreciation	-	-	183	1,333	-	1,516
Amortization	-	-	2,651	5,561	-	8,212
Total operating expenses	364	-	65,829	(3,505)	-	62,688
Other income (expense)	1,082	-	(5,538)	2,606	475	(1,375)
Provision for income taxes	338	-	1,005	3,531	483	5,357
Net Income (Loss)	$ 380	$ -	$ 524	$ 18,893	$ (8)	$ 19,789

SIX MONTHS ENDED MARCH 31, 2003
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 122,485	$ 35,367	$ -	$ 157,852
Operating Expenses
Cost of goods sold (excluding depreciation
shown separately below)	-	-	52,932	(21,969)	-	30,963
Selling, general and administrative	2,615	-	44,443	5,193	-	52,251
Research and development	-	-	1,233	10,854	-	12,087
Depreciation	-	-	355	2,616	-	2,971
Amortization	-	-	5,284	8,225	-	13,509
Total operating expenses	2,615	-	104,247	4,919	-	111,781
Other income (expense)	4,518	-	(10,323)	4,373	881	(551)
Provision for income taxes	678	-	3,183	6,083	939	10,883
Net Income (Loss)	$ 1,225	$ -	$ 4,732	$ 28,738	$ (58)	$ 34,637
THREE MONTHS ENDED MARCH 31, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 41,748	$ 14,916	$ -	$ 56,664
Operating Expenses
Cost of goods sold (excluding depreciation
shown separately below)	-	-	14,920	(3,833)	-	11,087
Selling, general and administrative	(2,573)	78	12,631	9,798	-	19,934
Research and development	-	-	657	3,850	-	4,507
Depreciation	-	-	171	1,123	-	1,294
Amortization	-	-	2,802	1,584	-	4,386
Total operating expenses	(2,573)	78	31,181	12,522	-	41,208
Other income (expense)	1,900	-	(4,870)	(1,555)	564	(3,961)
Provision for income taxes	-	-	2,557	(77)	-	2,480
Discontinued operations	-	-	-	4,116	-	4,116
Net Income (Loss)	$ 4,473	$ (78)	$ 3,140	$ 5,032	$ 564	$ 13,131
SIX MONTHS ENDED MARCH 31, 2002
Statement of Operations Data:
Product Revenue	$ -	$ -	$ 79,789	$ 31,765	$ -	$ 111,554
Operating Expenses
Cost of goods sold (excluding depreciation
shown separately below)	-	-	27,485	(3,360)	-	24,125
Selling, general and administrative	(2,610)	78	24,510	16,078	-	38,056
Research and development	-	-	719	8,050	-	8,769
Depreciation	-	-	329	2,213	-	2,542
Amortization	-	-	5,602	3,225	-	8,827
Total operating expenses	(2,610)	78	58,645	26,206	-	82,319
Other income (expense)	4,087	-	(9,020)	(1,593)	(2,885)	(9,411)
Provision for income taxes	-	-	3,984	1,785	-	5,769
Discontinued operations	-	-	-	15,732	-	15,732
Net Income (Loss)	$ 6,697	$ (78)	$ 8,140	$ 17,913	$ (2,885)	$ 29,787

  GALEN HOLDINGS PUBLIC LIMITED COMPANY

  NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - U.S. GAAP (concluded)

  In Thousands (except per share amounts)

  Segment Information

The company now consists of one operating segment for internal financial reporting purposes. Following is selected information for the periods indicated:

  Geographical analysis by country of origin
	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2003	2002	2003	2002
Revenue
United States	$ 72,897	$ 41,748	$ 122,486	$ 79,789
United Kingdom and Ireland	16,312	14,916	35,366	31,765
	$ 89,209	$ 56,664	$ 157,852	$ 111,554

Operating income
United States	$ 8,577	$ 10,567	$ 22,738	$ 21,144
United Kingdom and Ireland	17,944	4,889	23,333	8,091
	$ 26,521	$ 15,456	$ 46,071	$ 29,235

  Product revenue

	Three Months Ended		Six Months Ended
	March 31,		March 31,
	2003	2002	2003	2002

Pharmaceutical products, net sales
Ovcon (R)	$13,349	$11,093	$25,749	$20,611
Estrace (R) cream	10,149	7,551	20,864	17,128
Sarafem (R)	15,374	-	15,374	-
Doryx (R)	17,263	10,686	31,106	21,605
Estrace (R) tablets	8,302	7,626	12,913	11,409
Duricef (R) and Moisturel (R)	6,003	-	11,588	-
Other U.S products	2,457	5,284	4,892	10,080
Other U.K. products	16,312	14,424	35,366	30,721
	$89,209	$56,664	$157,852	$111,554

  Subsequent Events

On April 17, 2003, the Company completed its acquisition of the hormone therapy, femhrt (R), from Pfizer, Inc. ("Pfizer") for an initial cash consideration of approximately $162,000. Further contingent cash consideration of up to a maximum of $69,600 will become payable by Galen to Pfizer in the event that femhrt (R) retains market exclusivity during the life of its patent. Duramed Pharmaceutical, Inc. ("Duramed"), a wholly owned subsidiary of Barr Laboratories, manufactures femhrt (R) under a supply agreement with Pfizer which has been assigned to Galen. This agreement continues until September 24, 2007 and provides for an additional two one-year renewal terms. Galen acquired all of the intangible assets associated with the product including the trademark, regulatory files, manufacturing know-how and other intellectual property. The acquisition of the product is being accounted for as a purchase. The entire purchase price was allocated to the product, and no goodwill was recorded. No value was assigned to the supply agreement for the acquired product as the product purchase price under the agreement approximate the price Galen would expect to pay third party contract manufacturers. The asset value has been increased to $183,000 in order to account for deferred taxes. The intangible assets are being amortized over 20 years, the product's estimated useful life.

On April 2, 2003, the Company announced that it entered into a co-promotion agreement with Bristol-Myers Squibb Company ("BMS") for Dovonex (R) in the United States. Dovonex (R) (calcipotriene) is a treatment for mild to moderate psoriasis and is currently marketed by BMS under license from LEO Pharma A/S ("LEO"). Under the co-promotion agreement with BMS, Galen will receive fees based on a sales structured formula. In addition, Galen has also entered into an option agreement with BMS whereby, Galen can offer under pre-negotiated terms to purchase BMS's rights to Dovonex (R) on August 1, 2003, 2004 and 2005. If Galen exercises its option on August 1, 2005, BMS will be obligated to conclude the sale. The co-promotion agreement terminates on the earlier of December 31, 2007 or upon the purchase of BMS's rights by Galen. Concurrent with these agreements with BMS, Galen entered into a development agreement with LEO to develop Dovobet (R), LEO's combination product containing calcipotriene and beamethasone dipropionate, for the United States market.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations of Galen should be read in conjunction with the consolidated unaudited financial statements and notes thereto, appearing in Section I-A of this Form 6-K. The financial data analyzed in this discussion has been prepared in accordance with U.S. GAAP. In addition, the following discussion does not include the results from our discontinued operations, unless otherwise indicated.

Overview

Galen is a specialty pharmaceutical company focused on women's healthcare and dermatology. We develop, manufacture, supply and market branded prescription pharmaceutical products in the United Kingdom, the Republic of Ireland and the United States. An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our proprietary vaginal ring technology. Our vaginal ring is able to deliver a wide range of medicines to the patient over periods of up to three months.

Our principal products include:

* Doryx (R), an oral antibiotic marketed for the treatment of acne and as an adjunctive therapy in the treatment of severe acne, licensed from FH Faulding & Co Limited;

* Dovonex (R), a treatment for mild to moderate psoriasis, marketed by us under a co-promotion agreement with Bristol-Myers Squibb Company, ("BMS") and under license from LEO Pharma A/S;

* Duricef (R), an oral cephalosporin antibiotic, acquired from BMS in March 2002;

* Estrace (R) cream, a locally applied estrogen for the treatment of vulval and vaginal atrophy, acquired from BMS in February 2000;

* Estrace (R) tablets, an estrogen replacement therapy product, acquired from BMS in June 2001;

* Estrostep (R), an oral contraceptive, acquired from Pfizer Inc. ("Pfizer") in March 2003;

* femhrt (R), a hormone replacement therapy, acquired from Pfizer in April 2003;

* Femring (TM) (marketed as Menoring (R) in the U.K.), our estrogen replacement vaginal ring;

* Loestrin (R)1/20 and Loestrin (R)1.5/30, both oral contraceptives, acquired from Pfizer in March 2003;

* Ovcon (R) 35 and Ovcon (R) 50, both oral contraceptives, also acquired from BMS in February 2000;

* Sarafem (R), a treatment for premenstrual dysphoric disorder, acquired from Eli Lilly and Company ("Lilly") in January 2003;

We have a pipeline of products in development principally for the U.S. market, including a number of products utilizing the vaginal ring drug delivery technology.

Through our U.S. sales force of approximately 320 representatives, we market our portfolio of branded pharmaceutical products. We are currently in the process of expanding our sales force to a total of 340 representatives. We believe we have one of the largest women's healthcare sales forces calling on physician specialists including obstetrician/gynecologists and dermatologists in the United States. Our sales force of approximately 45 representatives in the U.K. and Republic of Ireland, market our product portfolio through direct contact with general practitioners, community pharmacists and hospital consultants.

We manufacture finished pharmaceutical products for our U.K. products business at our facilities in Craigavon and Larne, Northern Ireland. While we manufacture most of the products that we market in the United Kingdom, certain of our U.K. pharmaceutical products are manufactured for us under contracts with third parties. All of our U.S. pharmaceutical products are manufactured for us under contracts with third parties, with the exception of Femring (TM) which we manufacture in our facility in Northern Ireland. The FDA recently approved the marketing of Femring (TM) in the United States and we plan to launch Femring (TM) in June 2003.

For the period under review, our consolidated results of operations should be considered in light of the following specific factors.

Effect of the Acquisition of Warner Chilcott. On September 29, 2000, we acquired Warner Chilcott, a U.S. based developer and marketer of branded prescription pharmaceutical products for $325.5 million. The acquisition, accounted for as a purchase, had and will have the following effects on our results of operations:

- We recognized goodwill in the amount of $212.1 million.

We recognized intangible assets in the amount of $199.9 million related to the Ovcon (R) 35 and Ovcon (R) 50 and Estrace (R) cream products of Warner Chilcott together with $20.9 million attributed to the value of core developed technology.

* We amortize these amounts over a period of 20 years.

In February 2000, Warner Chilcott, Inc. issued $200 million principal amount of 12⅝% senior notes due 2008. After certain bondholders exercised their repurchase rights in connection with the acquisition of Warner Chilcott, $159.7 million of senior notes remained outstanding. During the year ended September 30, 2002, we repurchased $111.3 million of principal amount of senior notes in privately negotiated transactions. We may, from time to time depending on market conditions, continue to repurchase Warner Chilcott's senior notes in the open market.

Effect of Acquisitions and Disposals. We have expanded our portfolio of branded pharmaceutical products since we acquired Warner Chilcott in 2000 and intend to continue to evaluate attractive product acquisition opportunities in the future. In January 2003, we acquired the U.S. sales and marketing rights to Sarafem (R) from Lilly for approximately $295 million. This acquisition was financed with cash on hand. In March 2003, we acquired two oral contraceptives, Estrostep (R) and Loestrin (R), from Pfizer for an initial cash consideration of approximately $197 million. Subsequent to the period under review, we acquired femhrt (R) from Pfizer for an initial cash consideration of approximately $162 million. The acquisition of these three products from Pfizer was financed through a combination of existing cash on hand and debt.

We also disposed of our pharmaceutical services business during our fiscal year 2002, which had been established to provide technology-based research and development services to the pharmaceutical industry. In December 2001, we sold our Chemical Synthesis Services, ("CSS"), business for $36 million to companies controlled by Dr. Allen McClay, the founder, former President and Director of Galen. As part of the transaction, Alan Armstrong, President of Galen's Pharmaceutical Services division, resigned from our Board and from his position as an executive director of the Company. In May 2002, we sold our Clinical Trials Services, ("CTS") business to companies controlled by Dr. McClay for approximately $183 million. In August 2002, we sold our Interactive Clinical Technologies, ("ICTI") business for $16 million to a company controlled by Dr. McClay. We have used the net proceeds from these transactions to pursue selected product acquisitions and strategic opportunities, and for general corporate purposes. The following discussion does not include the results from our discontinued businesses unless otherwise indicated. A consequence of our acquisition strategy is that our results of operations may not be comparable to prior periods.

Effect of Currency Fluctuations. Our revenue streams and operating expenses are denominated in two primary currencies: the U.S. dollar and the pound sterling. With the acquisition of Warner Chilcott, an increasing proportion of our revenue is earned in U.S. dollars (78% in the first half of our fiscal year 2003 and 71% in our first half of fiscal 2002). We translate revenue earned in pound sterling to U.S. dollars in our financial statements at the average exchange rate for the relevant period. Substantially all of our operating expenses in the United States are denominated in U.S. dollars and our capital investment in the United States has been funded by U.S. dollar borrowings. Changes in exchange rates between the U.S. dollar and the pound sterling will affect our results of operations. A material appreciation of the U.S. dollar against the pound sterling would reduce our U.S. dollar reported earnings; while the depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Critical Accounting Policies

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant policies are described in Note 1 to the consolidated financial statements included in our U.S. 2002 Annual Report.

Impairment of Goodwill

We periodically evaluate acquired businesses for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. We have completed our impairment test as of June 30, 2002 and have determined that goodwill has not been impaired. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment would affect our financial condition and results of operations.

Impairment of Definite Lived Intangible Assets

We assess the impairment of definite lived intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors which we consider could trigger an impairment review include but are not limited to the following: (i) significant negative industry or economic trends (ii) current, historical or projected losses that demonstrate continuing losses. When we determine that there is an indicator that the carrying value of definite lived intangible assets may not be recoverable, we measure impairment based on estimates of future cashflow. These estimates include assumptions about future conditions within the Company and the industry. If actual cashflows differ from those projected by management, additional write-offs may be required.

Allowance for Doubtful Accounts

We record an allowance for estimated bad debts included in our accounts receivable. This allowance is determined based on our historical collection and write-off experience. An allowance is also made for customer accounts for which we believe that collectibility is doubtful. Management's judgment is a key factor in determining this allowance and, as such, additional allowances may be required.

Inventory

Our inventory is stated at the lower of cost or net realizable value. Cost is determined on a first in, first out basis and includes transportation and handling costs. In the case of manufactured products, cost includes material, labor and applicable manufacturing overhead. Provisions are made for obsolete, slow moving or defective items where appropriate. The provisioning process requires the use of management's judgment.

New Accounting Pronouncements

Please refer to Note 2 of the consolidated financial statements included in I. Financial Information.

Results of Operations

Three months ended March 31, 2003 and 2002.

Revenue. Revenue from continuing operations of $89.2 million for the three months ended March 31, 2003 (second quarter fiscal 2003) increased $32.5 million, or 57.4%, from $56.7 million for the three months ended March 31, 2002 (second quarter fiscal 2002). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of branded prescription products in the United States, United Kingdom and the Republic of Ireland. More than 81% of our second quarter fiscal 2003 revenue from continuing operations was generated in the United States. A significant part of the increase in our revenue from continuing operations was the result of our newly acquired products. Our results for the second quarter fiscal 2003 include a total of $15.4 million in revenue for Sarafem (R), the U.S. sales and marketing rights of which we acquired on January 22, 2003. Duricef (R) and Moisturel (R), acquired by us on March 28, 2002, generated a total of $6.0 million in revenue during the second quarter fiscal 2003. No revenue for these newly acquired products was recorded in the second quarter fiscal 2002. Continued revenue growth generated by three of our other products, Ovcon (R), Estrace (R) cream, and Doryx (R) also contributed to the increase in revenue. Revenue for these products totaled $40.7 million for the second quarter fiscal 2003, an increase of $11.4 million, or 39%, compared to second quarter fiscal 2002 revenue of $29.3 million.

Gross profit and gross margin. Gross profit of $72.5 million for the second quarter fiscal 2003 increased $26.9 million, or 59.1%, from $45.6 million in the second quarter fiscal 2002. This increase corresponds with the increase in revenues from our branded pharmaceutical products in the United States. Our gross margin was 81.3% in the second quarter fiscal 2003 as compared to 80.4% in the second quarter fiscal 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses of $29.6 million increased $9.7 million, or 48.6%, from $19.9 million in the second quarter fiscal 2002 primarily due to increased promotion and selling costs. Our promotion costs were $5.8 million higher in the second quarter fiscal 2003 compared to the second quarter fiscal 2002 due to expenses associated with our June 2003 planned launch of Femring (TM) and our newly acquired products, Sarafem (R), Duricef (R) and Moisturel (R). In order to support our expanding portfolio of products, we began increasing the size of our U.S. sales force during the end of our first quarter fiscal 2003. On average, our U.S. sales force numbered 295 representatives during the second quarter fiscal 2003 as compared to approximately 226 in the second quarter fiscal 2002. Increased costs associated with our expanded U.S. sales force, together with costs associated with the marketing transition of our newly acquired sales and marketing rights to Sarafem (R) totaled $3.9 million.

Research and development. Research and development expenses of $6.6 million increased $2.1 million, or 47.5%, from $4.5 million in the second quarter fiscal 2002 as we continued development of our pipeline of products. During the second quarter fiscal 2003 we continued clinical work on our oral estradiol acetate tablet, for the treatment of the symptoms of menopause, and our vaginal ring containing metronidazole, for the treatment of bacterial vaginosis. We received approval by the United States Food and Drug Administration, ("FDA") for Femring (TM) in the second quarter fiscal 2003, our first vaginal ring product to be approved in the United States. We plan to launch Femring (TM) in June 2003. Also during the second quarter fiscal 2003, we received an approvable letter from the FDA for our new Ovcon (R) product.

Depreciation and amortization. Depreciation expense of $1.5 million was consistent with expense reported in the second quarter fiscal 2002. Amortization expense of $8.2 million increased $3.8 million, or 87.2%, from $4.4 million in the second quarter fiscal 2002. This increase is primarily due to the amortization of Duricef (R) and Moisturel (R), acquired in March 2002, and the U.S. sales and marketing rights to Sarafem (R), acquired in January 2003.

Interest income and interest expense. Interest income of $0.2 million decreased $1.8 million, or 89.6%, from $2.0 million in the second quarter fiscal 2002 as funds on hand were significantly less during the second quarter fiscal 2003. The acquisition of the U.S. sales and marketing rights to Sarafem (R) was financed substantially with our existing cash resources. Interest expense of $1.6 million decreased $4.4 million, or 73.6%, from $6.0 million in the second quarter fiscal 2002. Our interest expense primarily represents costs associated with our Warner Chilcott Senior Notes due 2008, or ("Notes"), acquired as part of the Warner Chilcott transaction. Interest expense for these Notes decreased substantially due to our purchase of $91.3 million principal amount of the Notes in privately negotiated transactions during the last half our fiscal year 2002. The average principal amount outstanding during the second quarter fiscal 2002 was $157.5 million, compared to a balance of $48.4 million during the entire second quarter fiscal 2003.

Provision for income taxes. Taxes of $5.4 million increased $2.9 million, or 116%, from $2.5 million in the second quarter fiscal 2002. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in both the 2003 and 2002 second fiscal quarters. The federal statutory rate in the U.S. was 35% in both the 2003 and 2002 second fiscal quarters. In the Republic of Ireland, the statutory rate was 13% in the second quarter fiscal 2003 and 17% in the second quarter fiscal 2002. Our effective tax rate was 21% in the second quarter fiscal 2003 and 22% in the second quarter fiscal 2002.

Discontinued Operations. Discontinued operations represents second quarter fiscal 2002 results for ICTI (sold as of August 23, 2002) and CTS (sold as of May 31, 2002), both of which were components of our pharmaceutical services business. No results for discontinued operations were recorded for the second quarter fiscal 2003 as our discontinued operations were disposed of in entirety by the end of our fiscal year 2002.

Net income. Due to the factors set forth above, we reported net income of $19.8 million as compared to $13.1 million in the second quarter fiscal 2002. Our discontinued operations accounted for $4.0 million of our net income for the second quarter fiscal 2002. Net income per ADS was $0.43, compared to $0.28 in the second quarter fiscal 2002, on both a basic and diluted basis. The weighted average number of ADS equivalent shares outstanding decreased by 0.4 million due to our repurchase of 0.5 million ADS equivalents in the last quarter of our fiscal year 2002.

Six months ended March 31, 2003 and 2002.

Revenue. Revenue from continuing operations of $157.9 million for the six months ended March 31, 2003 (first half fiscal 2003) increased $46.3 million, or 41.5%, from $111.6 million for the six months ended March 31, 2002 (first half fiscal 2002). Our continuing operations represent our pharmaceutical products business, which includes the development, promotion and sale of prescription pharmaceutical products in the United States, United Kingdom and the Republic of Ireland. More than 77% of our first half fiscal 2003 revenue from continuing operations was generated in the United States. A significant part of the increase in our revenue from continuing operations was the result of our newly acquired products. Our results for the first half fiscal 2003 include a total of $15.4 million in revenue for Sarafem (R), the U.S. sales and marketing rights of which we acquired on January 22, 2003. Duricef (R) and Moisturel (R), acquired by us on March 28, 2002, generated a total of $11.6 million in revenue during the first half fiscal 2003. No revenue for these newly acquired products was recorded in the first half fiscal 2002. Continued revenue growth generated by three of our other products, Ovcon (R), Estrace (R) cream, and Doryx (R) also contributed to the increase in revenue. Revenue for these products totaled $77.7 million for the first half fiscal 2003, an increase of $18.4 million, or 31%, compared to first half fiscal 2002 revenue of $59.3 million.

Gross profit and gross margin. Gross profit of $126.9 million for the first half fiscal 2003 increased $39.5 million, or 45.2%, from $87.4 million in the first half fiscal 2002. This increase corresponds with the increase in revenues from our branded pharmaceutical products in the United States. Our gross margin was 80.4% in the first half fiscal 2003 as compared to 78.4% in the first half fiscal 2002.

Selling, general and administrative expenses. Selling, general and administrative expenses of $52.3 million increased $14.2 million, or 37.3%, from $38.1 million in the first half fiscal 2002 primarily due to increased promotion and selling costs. Our promotion costs were $9.3 million higher in the first half fiscal 2003 compared to the first half fiscal 2002 due to expenses associated with our June 2003 planned launch of Femring (TM) and our newly acquired products Sarafem (R), Duricef (R) and Moisturel (R). In order to support our expanding portfolio of products, we began increasing the size of our U.S. sales force during the end of our first quarter fiscal 2003. On average, our U.S. sales force numbered 273 representatives during the first half fiscal 2003 as compared to approximately 226 in the first half fiscal 2002. Increased costs associated with our expanded U.S. sales force, together with costs associated with the marketing transition of our newly acquired sales and marketing rights for Sarafem (R) totaled $4.8 million.

Research and development. Research and development expenses of $12.1 million increased $3.3 million, or 37.8%, from $8.8 million in the first half fiscal 2002 as we continued development of our pipeline of products. During the first half fiscal 2003 we continued clinical work on our oral estradiol-3-acetate product, for the treatment of the symptoms of menopause, and our vaginal ring containing metronidazole, for the treatment of bacterial vaginosis. We received final approval by the United States Food and Drug Administration, ("FDA"), for Femring (TM), our first vaginal ring product to be approved in the United States, in the second quarter fiscal 2003. We plan to launch Femring (TM) in June 2003. Also during the first half fiscal 2003, we received an approvable letter from the FDA for our new Ovcon (R) product.

Depreciation and amortization. Depreciation expense of $3.0 was consistent with expense reported in the first half fiscal 2002. Amortization expense of $13.5 million increased $4.7 million, or 53.0%, from $8.8 million in the first half fiscal 2002. This increase is primarily due to the amortization of our newly acquired products Duricef (R) and Moisturel (R), acquired in March 2002, and U.S. sales and marketing rights for Sarafem (R), acquired in January 2003.

Interest income and interest expense. Interest income of $2.7 decreased $1.8 million, or 40.6%, from $4.5 million in the first half fiscal 2002 as funds on hand were less during the first half fiscal 2003. Our acquisition of the U.S. sales and marketing rights for Sarafem (R) was financed substantially with our existing cash resources. Interest expense of $3.2 million decreased $10.7 million, or 76.7%, from $13.9 million in the first half fiscal 2002. Our interest expense primarily represents costs associated with our Warner Chilcott Senior Notes due 2008, or Notes, acquired as part of the Warner Chilcott transaction. Included in the first half fiscal 2002 expense of $13.9 million is debt retirement costs, adjusted for accelerated premium amortization, which totals $2.4 million. Interest expense for these Notes decreased substantially also due to our purchase of $91.3 million principal amount of the Notes in privately negotiated transactions during the last half of fiscal year 2002. The average principal amount outstanding during the first half fiscal 2002 was $148.6 million, compared to a balance of $48.4 million during the entire first half fiscal 2003.

Provision for income taxes. Taxes of $10.9 million increased $5.1 million, or 88.6%, from $5.8 million in the first half fiscal 2002. We operate primarily in three tax jurisdictions, the United Kingdom, the United States and the Republic of Ireland. In the United Kingdom the statutory rate was 30% in the first half of both fiscal years 2003 and 2002. The federal statutory rate in the U.S. was 35% in the first half of both fiscal years 2003 and 2002. In the Republic of Ireland, the statutory rate was 13% in the first half fiscal 2003 and 17% in the first half 2002. Our effective tax rate was 23.9% in the first half fiscal 2003 and 29.1% in the first half fiscal 2002. The primary reason for the reduced rate in the first half fiscal 2003 was the increasing proportion of our income taxable in the Republic of Ireland.

Discontinued Operations. Our discontinued operations represented our pharmaceutical services businesses, which were ICTI (sold as of August 23, 2002), CTS (sold as of May 31, 2002) and CSS (sold as of December 31, 2001). In the first half fiscal 2002, we reported a gain of $8.7 million, net of taxes of $2.2 million, representing the sale of CSS. Also included in our results was income from discontinued operations of $7.0 million, net of taxes of $2.2 million, representing results for CSS through the date of sale and results for ICTI and CTS for the first half fiscal 2002.

Net income. Due to the factors set forth above, we reported net income of $34.6 million as compared to $29.8 million in the first half fiscal 2002. Our discontinued operations accounted for $15.7 million of our net income for the first half fiscal 2002. Net income per ADS was $0.76 on both a basic and diluted basis. The weighted average number of ADS equivalent shares outstanding decreased by 0.4 million due to our repurchase of 0.5 million ADS equivalents in the last quarter of our fiscal year 2002.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements, except for operating leases considered normal to our business.

Liquidity and Capital Resources

Our net cash provided by operating activities of $54.2 million in the first half fiscal 2003 increased $24.8 million, or 84%, from $29.4 million in the first half fiscal 2002. This favorable result reflects the continuing increase in our revenue from our branded pharmaceutical products in the United States. Our working capital, excluding cash, as of March 31, 2003 is relatively consistent compared to September 30, 2002. An increase in our other assets related to our acquisition of the U.S. sales and marketing rights for Sarafem (R) in January 2003 significantly offset an increase in our current liabilities associated with costs relating to our newly acquired products.

We ended our first half fiscal 2003 with $50 million cash on hand as compared with $313 million at September 30, 2002. During the second quarter fiscal 2003 we purchased Estrostep (R) and Loestrin (R) and the U.S. sales and marketing rights for Sarafem (R) for approximately $500 million. These transactions were financed from cash on hand and the drawdown of approximately $200 million in senior debt, part of a new $450 million facility put in place during the second quarter fiscal 2003. Our net debt as of March 31, 2003 was $197.8 million.

There is no significant seasonality to our funding requirements, and we believe that these sources will be sufficient to fund our anticipated working capital needs for the foreseeable future. We evaluate our balance sheet periodically to determine whether to refinance outstanding indebtedness with cash on hand or with other indebtedness. Accordingly, we may choose to reduce our indebtedness from time to time. In the event that we pursue significant acquisitions, we may be required to raise additional funds through the issuance of debt or equity securities.

Contractual Obligations and Commercial Commitments

The following summarizes our financial commitments as of March 31, 2003 (in thousands):

	Payments due by period:
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt:
Variable Rate Bank Debt	$ 200,631	$ 66,982	$ 133,649	$ -	$ -
Fixed Rate Bank Debt	621	249	372	-	-
Fixed Rate Notes	49,681	-	-	-	49,681
Supply Agreement Obligations	91,400	37,500	34,100	19,800	-
Capital Lease Obligations	365	274	91	-	-
Operating Leases	476	261	215	-	-

Total Contractual Obligations	$ 343,174	$ 105,266	$ 168,427	$ 19,800	$ 49,681

We are party to additional supply agreements that we enter into in the ordinary course of our business.

Trend Information

Several trends may affect our future results of operations, liquidity and capital resources, including:

* Acceptability of hormone therapy;

* Acceptability of vaginal ring technology;

* Delays in introducing new products due to governmental regulation; and

* Fluctuations in reported results due to foreign exchange rate trends.

Acceptability of hormone therapy.

Three of our products, Estrace (R) tablets, Estrace (R) cream and Femring (TM) (known as Menoring (R) in the U.K.) are estrogen replacement therapy, ("ERT"), products and one, femhrt (R), is a continuous combined estrogen/progestin replacement therapy product. The FDA has issued draft labeling guidance for non-contraceptive estrogen drug products for the treatment of moderate to severe vasomotor symptoms and/or moderate to severe symptoms of vulvar and vaginal atrophy, which would include Estrace (R) tablets, Estrace (R) cream, femhrt (R) and Femring (TM), in response to the early termination of a component of the Women's Health Initiative that examined the effect of hormone replacement therapy, ("HRT"), on the prevention of heart disease and osteoporosis, and any associated risk for breast cancer. That component, consisting of a large scale randomized controlled clinical trial involving 16,608 postmenopausal women comparing Prempro (TM) to placebo in non-hysterectomized patients, was terminated early when it was determined by the safety monitoring board that the risks of that component exceeded the benefits.

We have negotiated final approved labeling with the FDA for Femring (TM) in response to the FDA guidance and expect amended labeling for Estrace (R) tablets and Estrace (R) cream to be submitted shortly. Pfizer has advised us that they have submitted proposed amended labeling to the FDA for femhrt (R), acquired by Galen on April 17, 2003, the outcome of which is pending. However, the outcome of the trial and resulting changes in labeling for HRT products as a class may affect the acceptability by patients of our hormone therapy products, the willingness of physicians to prescribe such products for their patients or the duration of their therapy. In any such event, we may not achieve our anticipated sales levels for these products and we may not be able to recoup our investment in the development of our hormone therapy products and our overall rate of growth may be lower. To date, however, the findings of these studies have had little or no effect on our results of operations.

Acceptability of Vaginal Ring technology.

An important part of our strategy is to develop and commercialize pharmaceutical products based on innovative formulations and novel drug delivery technology, particularly our vaginal ring technology. To date, vaginal ring technology has not been widely used as a drug delivery technology and it may not be readily accepted by either prescribing physicians or their patients. Other alternative hormone therapies, including orally administered tablets, transdermal patches and subcutaneous implants have each been used for some time and are more familiar to many prescribing physicians and their patients. If our vaginal ring products are not accepted as an alternative method of administration of hormone therapy, we may not achieve our anticipated sales levels for these products. In such an event we may not be able to recoup our investment in the development of vaginal ring products and our overall rate of growth may be lower.

Delays in introducing new products and supply of pharmaceutical products due to governmental regulation.

Another important part of our strategy is to develop and commercialize proprietary products and we have a number of products in various states of development. To begin marketing most of our new products, we must obtain approval from regulatory bodies, including the FDA, the U.K. Medicines and Healthcare Products Regulatory Agency, or MHRA, and other regulatory bodies based upon pre-clinical testing, manufacturing chemistry and control data, bioavailability and other clinical data which we are required to generate prior to gaining regulatory approval. We cannot guarantee that any of our new products will meet these clinical requirements or that we otherwise will be able to obtain the necessary regulatory approvals to enable us to market them in the future.

Fluctuations in reported results due to foreign exchange rate trends.

As described elsewhere in this section, changes in exchange rates between the U.S. dollar and the pound sterling will affect our reported results of operations. A material depreciation of the U.S. dollar against the pound sterling would increase our U.S. dollar reported earnings.

Inflation

Inflation had no material impact on our operations during the three months ended March 31, 2003.

C. Quantitative and Qualitative Disclosures About Market Risk

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Galen is exposed are:

* Interest rates on debt, and

* Foreign exchange rates.

The following risk management discussion includes forward-looking statements of market risk assuming certain market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest rates

Galen manages debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. Galen does not hedge exposure to interest rate fluctuations through the use of derivative instruments.

Foreign exchange

Most of the revenue generated and expenses incurred during the three months ended March 31, 2003 and 2002 were denominated in the functional currency of the country in which they were generated. To the extent that Galen had expanded and continues to expand its operations in the United States, revenues and expenses will continue to be generated in the local currency. We use local currency cash flows to pay similarly denominated expenses to the extent available, however, we cannot be certain that we will be able to continue this strategy.

We had no foreign currency option contracts at March 31, 2003. To date, we have not extensively used foreign currency hedging transactions because our exposure to foreign exchange fluctuations has been limited. Capital investment in the United States has been funded by U.S. dollar borrowings as a hedge against foreign currency movements.

D. Controls and Procedures

  Evaluation of Disclosure Controls and Procedures.

  Galen's chief executive officer and chief financial officer have evaluated the effectiveness of the design and operation of Galen's disclosure controls and procedures (as defined in Exchange Act Rule 13a - 14(c)) as of a date within 90 days of the filing date of this report. Based on that evaluation, the chief executive officer and chief financial officer have concluded that Galen's disclosure controls and procedures are effective to ensure that material information relating to Galen and its consolidated subsidiaries is made known to such officers by others within these entities, particularly during the period this report was prepared, in order to allow timely decisions regarding required disclosure.

  Changes in Internal Controls.

There have not been any significant changes in Galen's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

II - OTHER INFORMATION

  Legal Proceedings

  We are involved in various legal proceedings of a nature considered normal to our business. Except as provided in the following paragraph, in the event of adverse outcomes of these proceedings, we believe that resulting liabilities are either covered by insurance, established reserves, or would not have a material adverse effect on our financial condition or our results of operations. There are no material legal proceedings against Galen and/or its subsidiaries not previously reported in our 2002 annual report on Amendment No. 1 Form 20-F.

  The Company is engaged in legal proceedings against Barr Laboratories for patent infringement in respect of Estrostep (R) and femhrt (R) and Teva Pharmaceuticals USA, Inc. for patent infringement in respect of Sarafem (R). These proceedings were initiated by Pfizer in response to abbreviated NDAs filed by Barr Laboratories to market generic versions of Estrostep (R) and femhrt (R) and by Lilly in response to an abbreviated NDA filed by Teva Pharmaceuticals to market a generic version of Sarafem (R). The Company and its counsel have evaluated the risks associated with these proceedings and the Company believes that these risks were reflected in the purchase price paid for these products. Galen continues to pursue these claims vigorously, however, an adverse outcome in these proceedings is likely to have a material adverse impact on the Compay's operational results because the introduction of a generic competitor to Estrostep (R), femhrt (R) or Sarafem (R) would be likely to materially reduce sales of those branded products.

  Submission of Matters to a Vote of Security Holders

  Our Annual General Meeting of shareholders was held on February 18, 2003 in Belfast, Northern Ireland.

    All of the nominees for re-election as director to the board were elected by a majority vote of shares. The re-elected directors are Dr. John A. King, Dr. Harold A. Ennis and Dr. Michael G. Carter. Our other directors are Mr. Roger M. Boissonneault, Mr. R. Geoffrey Elliott and Mr. David Gibbons.

    The following matters were brought to vote:

    The Report of the Directors and the Financial Statements for the year ended September 30, 2002 together with the reports of the auditors thereon were presented to the shareholders and were approved with a majority vote of shareholders.

    The Report of our Remuneration Committee within the 2002 Annual Report was presented to the shareholders and was approved with a majority vote of shareholders.

    The proposal to declare a final dividend of 2 pence per ordinary share was presented to the shareholders and approved with a majority vote.

    PricewaterhouseCoopers were re-appointed as auditors to the Company and the board of directors was authorized to fix the remuneration of the auditors with a majority vote of shareholders.

    The proposal to grant authority for us to make market purchases of our own shares was presented to the shareholders and approved with a majority vote.

  An Extraordinary General Meeting of shareholders was held on March 25, 2003 in Belfast, Northern Ireland. The matter of our proposed acquisition of the women's healthcare pharmaceutical brands comprising the oral contraceptives Estrostep (R) and Loestrin (R) and the hormone replacement therapy, femhrt (R) from Pfizer was presented to the shareholders and approved with a majority vote.

      Exhibits and Reports on Form 6-K or 8-K

  Exhibits:

  Exhibit No. Description

  For all Exhibits required under Rule 601 of Regulation S-K to be filed with a Quarterly Report on Form 10-Q, please see the exhibits set forth on pages 80 to 82 of our U.S. 2002 Annual Report.

  Reports on Form 6-K or 8-K:

Our Form 6-K, dated January 2, 2003, contained the Business Purchase Agreement and Share Purchase Agreement relating to the disposal of the Chemical Synthesis Services business.

Our Form 6-K, dated January 2, 2003, contained our Annual Report and Accounts for the year ended September 30, 2002.

Our Form 6-K, dated February 7, 2003, contained our news release announcing our receipt of an approvable letter for our new Ovcon (R) product.

Our Form 6-K, dated February 19, 2003, contained our unaudited consolidated financial statements as of December 31, 2002 and for the three months ended December 31, 2002 as prepared in accordance with U.S. GAAP and presented in U.S dollars.

Our Form 6-K, dated March 17, 2003, contained our news release announcing our proposed acquisition of the women's healthcare pharmaceutical brands comprising the oral contraceptives Estrostep (R) and Loestrin (R) and the hormone replacement therapy, femhrt (R) from Pfizer, and our Circular dated March 6, 2003 in connection with same.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALEN HOLDINGS PUBLIC LIMITED COMPANY
Date: May 16, 2003	By: /s/ R.G. Elliott ________________ Name: R.G. Elliott Title: Chief Financial Officer